UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER

001-37624

FORM 12b-25

NOTIFICATION OF LATE FILING

CUSIP NUMBER

29460X109

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:  March 31, 2019

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Equity Bancshares, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7701 East Kellogg Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Wichita, KS 67207
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Equity Bancshares, Inc. (the “Company”) has determined that it is unable to file with Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.  The Company is still consulting with its auditors in connection with the auditors review of the Form

10-Q on accounting topics associated with the possible impairment and categorization of certain loan receivables associated with the Company’s credit relationship with certain related borrowers previously disclosed in the Company’s Form 10-K filed on March 20, 2019.  The Company expects to file the Form 10-Q as soon as practicable.

Notwithstanding the Company’s inability to file its Form 10-Q within the prescribed time period, the Company currently believes that the Form 10-Q will not have any material changes to its financial results from those previously reported in the press release for the Company’s financial results for the periods ended March 31, 2019.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory H. Kossover	316	858-3127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).Yes ☒No ☐

4533909525000
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Equity Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	By:/s/ Gregory H. Kossover
Gregory H. Kossover
Executive Vice President and Chief Financial Officer